Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

            Attention Business Editors:
            Westport Announces Fiscal 2010 Second Quarter Conference Call for
            Thursday, November 12, 2009

            VANCOUVER, Nov. 5 /CNW/ - Westport Innovations Inc. (TSX:WPT/
NASDAQ:WPRT) , a global leader in alternative fuel, low-emissions transportation technologies, will publish its second quarter fiscal year 2010 financial results on Thursday, November 12, 2009 after market close. To coincide with the disclosure, Westport has scheduled a conference call for
Thursday, November 12, 2009 at 2:00 pm Pacific Time (5:00 pm Eastern Time).
            The public is invited to listen to the conference call in real time or by replay. To access the conference call by telephone, please dial: 416-340-2216 or 866-226-1792 (North America Toll-Free). To access the conference call replay after the call, please dial 416-695-5800 or 800-408-3053 using the passcode No.5548115. The replay will be available until November 26, 2009;
however, the webcast will be archived on the Company's website.
            The live webcast of the conference call can be accessed through the
Westport website at www.westport.com by selecting "Investors" and then
"Investor Overview" from the main menu. Replays will be available in streaming audio on the same website shortly after the conclusion of the conference call.

            About Westport Innovations Inc.

            Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen and biofuels such as landfill gas. Cummins Westport Inc., Westport's joint venture with Cummins Inc., manufactures and sells the world's broadest range of low-emissions alternative fuel engines for commercial transportation applications such as trucks and buses. BTIC Westport Inc., Westport's joint venture with Beijing Tianhai Industry Co. Ltd., manufactures and sells LNG fuel tanks for vehicles. Westport's joint venture with OMVL SpA, Juniper
Engines Inc., offers light-duty LPG engine solutions for industrial applications such as forklifts. www.westport.com

            Note: This document contains forward-looking statements about Westport's business, operations, technology development or the environment in which it operates, including statements relating to the production, efficiency, performance, emissions, benefits, timing, systems and processes and demand for products, which are based on Westport's estimates, forecasts and projections.
These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Westport's control and are discussed in Westport's most recent Annual Information Form and filings with securities regulators. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

            %SEDAR: 00004375E          %CIK: 0001370416

            /For further information: Inquiries: Darren Seed, Director, Investor
Relations, Westport Innovations Inc., Phone: (604) 718-2046, Email:
invest(at)westport.com/
            (WPT. WPRT)

CO:  Westport Innovations Inc.

CNW 16:05e 05-NOV-09